UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYO-CELL INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

CRYO-CELL INTERNATIONAL, INC.

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

228895108

(CUSIP Number of Class of Securities)

Mr. David I. Portnoy

Chairman of the Board and

Co-Chief Executive Officer

Cryo-Cell International, Inc.

700 Brooker Creek Blvd.

Oldsmar, Florida 34677

(813) 749-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Paul R. Lynch, Esquire

Shumaker, Loop & Kendrick, LLP

101 E. Kennedy Blvd, Suite 2800

Tampa, FL 33602

Telephone: (813) 229-7600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,437,500	$283.24

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 750,000 shares of common stock at a price of $3.25 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2015, and equals $116.20 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $283.24	Filing Party: Cryo-Cell International, Inc.
Form or Registration No.: SC TO/I	Date Filed: June 30, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 30, 2015 (the “Schedule TO”), by Cryo-Cell International, Inc., a Delaware corporation (“Cryo-Cell”). The Schedule TO relates to an offer by Cryo-Cell to purchase for cash up to 750,000 shares of its common stock, par value $0.01 per share, at a price of $3.25 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated June 30, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 30, 2015, Cryo-Cell issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on Tuesday, July 28, 2015. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Press release dated July 30, 2015, announcing the results of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cryo-Cell International, Inc.

By:	/s/ David I. Portnoy
Name: David I. Portnoy
Title: Chairman and Co-Chief Executive Officer

Dated: July 30, 2015